AMPHASTAR PHARMACEUTICALS, INC. 11570 6th Street, Rancho Cucamonga, CA 91730 • Telephone: (909) 980-9484 • Fax: (909) 481-6133

November 17, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Michael Davis

Celeste Murphy

Re:        Amphastar Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 9, 2021

File No. 333-260916

Acceleration Request

Requested Date:             November 19, 2021

Requested Time:            4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amphastar Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No.  333-260916) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

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Sincerely,

AMPHASTAR PHARMACEUTICALS, INC.

/s/ JACK Y. ZHANG
Jack Y. Zhang
Chief Executive Officer, President, and Director

cc:          Donna M. Petkanics, Esq.

Andrew D. Hoffman, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation